UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Bel Fuse Inc.

(Name of Issuer)

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

077347201

(CUSIP Number)

Christopher F. Bennett

P.O. Box 216

Short Hills, New Jersey 07078

(610) 564-6801

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 077347201

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Christopher F. Bennett
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 107,377
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 107,377
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107.377
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of the Class A common stock, par value $0.10 per share (the “Common Stock”), of Bel Fuse Inc., a New Jersey corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 206 Van Vorst Street, Jersey City, New Jersey 07302.

Item 2.	Identity and Background.

The person filing this statement is Christopher F. Bennett, a citizen of the United States of America (the “Reporting Person”).

The principal business address of the Reporting Person is P.O. Box 216, Short Hills, New Jersey 07078.

The Reporting Person’s present principal occupation or employment is serving as a partner of Petrus Partners Ltd., a private vertically integrated real estate and real asset fund management and operating company.

The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person has used personal funds (approximately $2,315,470) to purchase the Shares.

The shares of Common Stock held by the Reporting Person are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 4.	Purpose of Transaction.

The Reporting Person acquired his positions in the shares of Common Stock in the belief that they were undervalued and represented an attractive long-term investment opportunity. The Reporting Person, among other things, intends to have discussions with representatives of the Issuer’s management and board of directors relating to a variety of matters that the Reporting Person believes will increase shareholder value, including, operational, financial, corporate governance, management, capitalization, and strategic direction matters. The Reporting Person has also engaged, and intend to continue to engage, in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties regarding a variety of matters relating to the Issuer and the shares of Common Stock, including each of the operational, financial, corporate governance, management, capitalization, and strategic direction matters noted herein.

The Reporting Person may from time to time and at any time: (i) acquire additional shares of Common Stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their shares of Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the shares of Common Stock or other securities of the Issuer); and/or (iv) engage in any other hedging or similar transactions with respect to the shares of Common Stock and/or other securities or instruments of the Issuer.

Other than as set forth above, the Reporting Person does not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of November 10, 2022, the Reporting Persons may be deemed to beneficially own, in the aggregate, 107,377 shares of Common Stock, representing approximately 5.0% of the Issuer’s outstanding shares of Common Stock, based on 2,141,589 shares of Common Stock outstanding as of November 1, 2022, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022.

(b) The Reporting Person has sole voting and sole dispositive power with regard to 107,377 shares of Common Stock.

(c) The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Number of Securities	Price Per Share ($)
Christopher F. Bennett	10/31/22	4,381	$31.95
Christopher F. Bennett	10/28/22	12,619	$31.91
Christopher F. Bennett	10/14/22	500	$28.71
Christopher F. Bennett	10/13/22	500	$28.66
Christopher F. Bennett	10/11/22	81	$28.71
Christopher F. Bennett	10/10/22	510	$28.44
Christopher F. Bennett	10/5/22	200	$28.50
Christopher F. Bennett	10/4/22	27	$28.49
Christopher F. Bennett	10/3/22	357	$28.30
Christopher F. Bennett	9/30/22	2,405	$28.18
Christopher F. Bennett	9/29/22	223	$28.28
Christopher F. Bennett	9/26/22	1,047	$28.32
Christopher F. Bennett	9/23/22	248	$28.75
Christopher F. Bennett	9/22/22	1,031	$28.75
Christopher F. Bennett	9/20/22	2,000	$28.75
Christopher F. Bennett	9/19/22	525	$28.75
Christopher F. Bennett	9/16/22	770	$28.75
Christopher F. Bennett	9/15/22	601	$28.75
Christopher F. Bennett	9/14/22	447	$28.75
Christopher F. Bennett	9/07/22	472	$28.75
Christopher F. Bennett	9/06/22	2,737	$28.75

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022
/s/ Christopher F. Bennett
Christopher F. Bennett